

December 21, 2021

Michael Kelly
Chairman of the Board and President
J.P. Morgan Real Estate Income Trust, Inc.
277 Park Avenue
9th Floor
New York, New York 10172

> **Re: J.P. Morgan Real Estate Income Trust, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted on November 24, 2021**
> **CIK No. 0001893262**

Dear Mr. Kelly:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11, Filed November 24, 2021

Cover page

1.   We note that the offering will not commence until you have privately sold at least $150 million of shares Class E common stock or Class E units of the operation partnership, and that the price for your shares will be equal to the most recently determined net asset value per share for the Class E shares sold in the private offering, plus applicable upfront selling commissions and dealer manager fees. Please tell us why this would not cause the registered offering to be made on a delayed basis under Rule 415(a)(1)(x). Please also tell us how the disclosure of the offering price complies with Item 501(b)(3) of Regulation S-K. In this regard, we note that the initial price per share currently reflected on the cover

page is based on an assumption that the most recently determined NAV per share for your Class E shares is $10.00. Clarify whether at the time of effectiveness you expect to disclose an actual NAV per share for Class E shares that will be form the basis of the initial per share purchase price reflected in the registration statement.

2. We note that prior to the commencement of this offering, JPM Investor will purchase not less than $25 million and up to $150 million of the Class E common stock or Class E units required to be sold prior to commencement of the registered offering. Please confirm the following and include revised disclosure under appropriate captions in your prospectus:
   - Whether you currently have any shares outstanding from the private offering;
   - Whether the private offering is or will be made to investors other than JPM Investor in order to reach the $150 million of proceeds;
   - When the private offering will terminate in relation to the commencement of the registered offering;
   - Whether Class E shares or units held by private investors other than JPM Investor may be repurchased on the same terms as other investors under your repurchase plan, or whether they will be subject terms similar to the JPM Investor Mandatory Repurchase;
   - The factors you will consider in determining the offering price for the Class E shares or units.

3. We note your disclosure on page 6 that you are a perpetual-life REIT and that while you may consider a liquidity event at any time in the future, you are not obligated by your charter or otherwise to effect a liquidity event at any time. Please disclose this in your risk factor bullet points on the cover page.

Management, page 134

4. Please describe any termination fees that may be payable to your adviser, dealer manager or any of their affiliates.

Compensation, page 145

5. We note your disclosure in the section regarding the length of time over which the stockholder servicing fee will be paid. We also note your disclosure on page 147 and elsewhere in your filing that gross proceeds for purposes of such calculation includes the gross proceeds of any shares issued under your distribution reinvestment plan. Please revise your disclosure to describe your assumption of how many shares are sold under your dividend reinvestment plan or tell us why such disclosure is not necessary.

Competition With Other J.P. Morgan Accounts and Allocation of Investment Opportunities, page 163

6. We note your disclosure on page 163 and elsewhere in the prospectus that there may be overlap of investment opportunities with Other J.P. Morgan Accounts. Please consider expanding your disclosure to provide insight into the size of any competing funds, and any

additional procedures you have to allocate opportunities.

Share Repurchases, page 255

7. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief, and address how the JPM Mandatory Repurchases may impact this analysis. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

8. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Table IV, page A-6

9. Please disclose annualized return on investment and median annual leverage. Please also include aggregate amount of compensation paid or reimbursed to sponsor or its affiliates, since you have omitted Table II.

General

10. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

11. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,

present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

12. We note that you intend to price your shares monthly based on NAV. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

 You may contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rosemarie A. Thurston